BellaVista Capital, Inc.
                               420 Florence Street
                                    Suite 200
                               Palo Alto, CA 94301

                                  July 26, 2005


BY EDGAR TRANSMISSION AND BY OVERNIGHT DELIVERY
-----------------------------------------------

Jeffrey B. Werbitt
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 3628

         RE:      BELLAVISTA CAPITAL, INC.
                  SCHEDULE 14D-9
                  FILED ON MARCH 1, 2005
                  FILE NO. 005-80316

Dear Mr. Werbitt:

     On behalf of BellaVista Capital, Inc. ("BellaVista"), I am hereby submitting BellaVista's responses to the comments of Division of Corporation Finance ("Division") of the Securities and Exchange Commission (the "Commission") set forth in a letter dated July 8, 2005 (the "July 8 Letter") regarding the above referenced Schedule 14D-9.

     For your convenience, each of the Division's comments from the July 8 Letter is included and is followed by the corresponding response of BellaVista.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION, PAGE 1
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1.   DIVISION COMMENT: "Please disclose whether BellaVista or any of its executive officers, directors, affiliates or subsidiaries currently intend to tender, sell or hold the subject securities. See Item 10129(c) of Regulation M-A."

     BELLAVISTA RESPONSE: We have amended Schedule 14D-9 to include the following statement: "No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intend to tender or sell any Shares in the Offer."

2. DIVISION COMMENT: "You disclose that the terms of the offer may not allow a security holder to dispose of all of its shares. Please revise your disclosure to more clearly explain why this supports your recommendation to reject MPF's offer."


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     BELLAVISTA RESPONSE: The Board, in making its recommendation to
BellaVista's shareholders, has assumed that a BellaVista shareholder who tenders all of its BellaVista shares in connection with the Offer has done so in order to completely divest of all of its BellaVista shares, not partially divest of just a portion of its BellaVista shares. Based on the terms of the proposed Offer, complete divestiture may not be possible and a BellaVista shareholder that tenders all Shares in connection with the Offer with the objective of complete divestiture may have that objective frustrated. In addition, any BellaVista shareholder that unsuccessfully attempts to tender all Shares as part of the Offer may be left holding a percentage interest in BellaVista that is too small to afford such shareholder any influence over, or meaningful voting interest in, BellaVista's business operations or management. These are the explanations given in response to the Commission's comment that have been incorporated into BellaVista's amended and revised Schedule 14D-9.

     Pursuant to the Commission's request in the Comment Letter, BellaVista acknowledges that:

     (a) BellaVista is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     (c) BellaVista may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Comment Letter indicates that BellaVista may need to send a supplement to BellaVista's shareholders depending on BellaVista's response to the Comment Letter. It is my understanding that our legal counsel has spoken with you and the Commission is not requiring BellaVista to send a supplemental communication to our shareholders. Please let me know if my understanding is incorrect or if the Commission's view has changed based on this letter.

     If you would like to discuss any of the responses to the Division's comments or if you would like to discuss any other matters, please contact the undersigned at (650) 328-3060 or Jay L. Margulies of Thelen Reid & Priest LLP, our outside special securities counsel at (408) 292-5800.


                                   Sincerely,

                                   BellaVista Capital, Inc.

                                   By:      /s/ Michael Rider
                                      -----------------------------------------
                                            Michael Rider


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